Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2011	2010	2009
EARNINGS:
Net income (loss) before income taxes and equity earnings of unconsolidated subsidiary	$204	$(106)	$(275)
Add: Distributed income of equity investees	116	169	216
Fixed charges (see detail below)	348	315	279
Total earnings	$668	$378	$220
FIXED CHARGES:
Interest expense	$348	$315	$279
Rentals representative of the interest factor	—	$—	—
Total fixed charges	$348	$315	$279
RATIO OF EARNINGS TO FIXED CHARGES (a)	1.92	1.20	0.79
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(a) Fixed charges exceeded earnings by $59 million for the year ended December 31, 2009.